EXHIBIT 99.1

Adecco establishes a leadership position in India through the acquisition of Peopleone Consulting

CHESEREX, SWITZERLAND - September 22, 2004: Adecco SA, the world's largest staffing and HR company announces that it is to acquire an initial 67% controlling stake in Peopleone Consulting India Private Limited, a leading staffing services business in India, with headquarters in Bangalore and twelve offices nationally. The transaction is subject to regulatory approval in India.

With a broad spectrum of HR services, over 7,500 associates working daily, and over 5000 candidates placed in full time employment in the last year, Peopleone has a significant presence in the Indian Human Resources services market. The company reported over US$6 million in revenues for fiscal year 2003/04 and is on track to more than double this in 2004/05.

The organised labour market in India accounts for 7% of the overall workforce, or 28 million of India's 440 million workforce, therefore representing a significant opportunity for Adecco Peopleone in the future. The Indian staffing market has almost doubled in each of the last two years and is expected to further grow as the economy continues to expand.

The consideration, for an undisclosed sum, will be paid in cash, which will result in Adecco becoming the sole owner of the business over a period of time. The residual equity stake will be held by Peopleone management team, led by Ajit Isaac, who is the Founder and Managing Director of the business. After completion of the transaction, Ajit Isaac will continue as Managing Director of the combined Peopleone and Adecco businesses.

Adecco Group Chief Executive Officer Jerome Caille commented:

"We are committed to continue developing our global leadership position in staffing and related HR services. The PeopleOne acquisition provides us with a national footprint in India and an exciting new growth platform for the Adecco Group. We expect India to be one of our fastest growing markets and our international clients to benefit from our enlarged network. We welcome Ajit Isaac and his management team to the Adecco Group."

Commenting on the acquisition, PeopleOne's Managing Director Ajit Isaac said:

"Our combined operations will position us to rapidly develop the Indian market. Through Adecco's brand name, technology base and infrastructure, we will have the capability to serve Adecco's global clients investing in the domestic market, as well as to offer new opportunities to the highly skilled and well educated Indian workforce."

Forward-Looking Statements

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Adecco Group's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Adecco Group's reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Adecco Group's results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which the Adecco Group operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business condition in the countries or regions in which the Adecco Group operates. In addition, the market price of the Company's stock may be volatile from time to time as a result of, among other things: the Adecco Group's operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects millions of associates with business clients each day through its network of 28,000 employees and around 6,000 offices in 71 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco Staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Further information can be found at the Investor Relations page at www.adecco.com.

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